Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	June 18, 2010	June 19, 2009
Loss from continuing operations before income taxes	$(78)	$(69)
Add (deduct):
Fixed charges	210	202
Capitalized interest	(1)	(5)
Amortization of capitalized interest	3	3
Equity in (earnings)/losses related to certain 50% or less owned affiliates	5	34
Distributions from equity investments	2	1
Dividends on preferred stock	(4)	(4)
Issuance costs of redeemed preferred stock	(4)	—

Adjusted earnings	$133	$162

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$179	$169
Capitalized interest	1	5
Dividends on preferred stock	4	4
Issuance costs of redeemed preferred stock	4	—
Portion of rents representative of the interest factor	22	24

Total fixed charges and preferred stock dividends	$210	$202

Deficiency of earnings to fixed charges and preferred stock dividends	$(77)	$(40)